[Campbell Resources Inc. Logo]
                                                                      Exhibit 99


                                 PRESS RELEASE


                Campbell Resources Inc. Closes Private Placement
                ------------------------------------------------

Montreal, May 15, 2002 - Campbell Resources Inc. (TSX-CCH, OTCBB-CBLRF) announced today that it has closed the previously announced private placement through Griffiths McBurney & Partners and Northern Securities Inc. consisting of 9,230,770 units at $0.60 per unit. The shareholders of the Corporation approved this financing by approximately 94% at the Annual and Special Meeting held in Montreal on May 14, 2002. The Corporation raised net proceeds of approximately $5.14 million. Each unit consists of one common share and a 1/2 share purchase warrant. Each whole share purchase warrant is exercisable for one common share at $0.80 per share for one year from the date of closing. An additional private placement of $400,000 comprised of 666,667 units is scheduled to close on May 17, 2002.

Proceeds of this private placement will be used for development of the Corporation's properties in the Chibougamau area and general corporate purposes.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.


For additional information:
Andre Fortier                                      Tel.:  (514) 875-9037
President and CEO                                  Fax :  (514) 875-9764



Forward-Looking Statements
--------------------------

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.